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Exhibit 12.1

DST Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2011	2010	2009	2008	2007
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$252,336	$439,811	$316,782	$275,333	$1,326,644
Add:
Fixed Charges	60,343	57,840	52,816	68,103	77,480
Amortization of capitalized interest	53	56	56	55	126
Distributed earnings of equity investees		2,517	29,606	651	565
Subtract:
Capitalized Interest				(86)	(3)

Pretax income as adjusted	$312,732	$500,224	$399,260	$344,056	$1,404,812

Fixed charges:
Interest expense	$46,476	$46,133	$42,175	$55,408	$60,259
Interest capitalized				86	3

	46,476	46,133	42,175	55,494	60,262
Portion of rents representative of an appropriate interest factor	13,867	11,707	10,641	12,609	17,218

Total fixed charges	$60,343	$57,840	$52,816	$68,103	$77,480

Ratio of earnings to fixed charges	5.2	8.6	7.6	5.1	18.1

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  Exhibit 12.1
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)